Changes in Affiliates (New Affiliate)

DAKOS is a new affiliate company of the POSCO Group. DAEWOOENGINEERING COMPANY CO., LTD., an affiliate of POSCO, owns 81 percent of the total issued and outstanding shares of DAKOS.

Company to be affiliated:

• Company Name: DAKOS

• Total Assets (KRW): 250,000,000

• Total Shareholders’ Equity (KRW): 245,000,000

• Total Liabilities (KRW): 5,000,000

• Total Capital (KRW): 250,000,000

• Current total number of affiliated companies: 126